SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Liberate Technologies
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

530129105
(CUSIP Number)

Arthur R. Block, Esq. Comcast Corporation 1500 Market Street Philadelphia, PA 19102-1700 (215) 665-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Dennis S. Hersch Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

April 7, 2005
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 22 Pages

CUSIP No. 530129105	13D	Page 2 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 533,332 (shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 533,332 (shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 533,332 (shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON CO
                * See responses to Items 5(a) and 5(b).

CUSIP No. 530129105	13D	Page 3 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 533,332 (shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 533,332 (shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 533,332 (shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON CO
                * See responses to Items 5(a) and 5(b).

CUSIP No. 530129105	13D	Page 4 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Technology, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 533,332 (shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 533,332 (shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 533,332 (shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON CO
                * See responses to Items 5(a) and 5(b).

CUSIP No. 530129105	13D	Page 5 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Cable Communications Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 533,332 (shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 533,332 (shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 533,332 (shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON CO
                * See responses to Items 5(a) and 5(b).

CUSIP No. 530129105	13D	Page 6 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Comcast of Michigan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 533,332 (shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 533,332 (shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 533,332 (shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON OO
                * See responses to Items 5(a) and 5(b).
..

CUSIP No. 530129105	13D	Page 7 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Comcast MO of Delaware, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 533,332 (shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 533,332 (shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 533,332 (shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON OO
                * See responses to Items 5(a) and 5(b).

CUSIP No. 530129105	13D	Page 8 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Comcast MO Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 533,332 (shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 533,332 (shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 533,332 (shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON CO
                * See responses to Items 5(a) and 5(b).

CUSIP No. 530129105	13D	Page 9 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Comcast of Georgia, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 533,332 (shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 533,332 (shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 533,332 (shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON CO
                * See responses to Items 5(a) and 5(b).

CUSIP No. 530129105	13D	Page 10 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Comcast STB Software LIB, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 533,332 (shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 533,332 (shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 533,332 (shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON OO
                * See responses to Items 5(a) and 5(b).

CUSIP No. 530129105	13D	Page 11 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Double C Technologies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 533,332 (shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 533,332 (shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 533,332 (shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON OO
                * See responses to Items 5(a) and 5(b).

     The Reporting Persons (defined herein below) hereby amend and supplement their Report on Schedule 13D, originally filed on January 14, 2005 (the “Schedule 13D”) with respect to the shares of common stock, $0.01 par value (the “Shares”) of Liberate Technologies, a Delaware corporation (the “Issuer”).

      The Schedule 13D was filed jointly by the following persons (collectively, the “Reporting Persons”):

(1)	Double C Technologies, LLC, a Delaware limited liability company (“Double C”);

(2)	Comcast STB Software LIB, LLC, a Delaware limited liability company (“Comcast STB”);

(3)	Comcast of Georgia, Inc., a Colorado corporation (“Comcast Georgia”);

(4)	Comcast MO Group, Inc., a Delaware corporation (“Comcast MO Group”);

(5)	Comcast MO of Delaware LLC, a Delaware limited liability company (“Comcast MO LLC”);

(6)	Comcast of Michigan, LLC, a Delaware limited liability company (“Comcast Michigan”);

(7)	Comcast Cable Communications Holdings, Inc., a Delaware corporation (“CCHI”);

(8)	Comcast Technology, Inc., a Delaware corporation (“Comcast Technology”);

(9)	Comcast Holdings Corporation, a Pennsylvania corporation (“Comcast Holdings”); and

(10)	Comcast Corporation, a Pennsylvania corporation (“Comcast”).

     The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is set forth on the amended and restated Schedule A to this Statement.

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 4. Purpose of Transaction.

     On April 7, 2005, the Transaction was consummated pursuant to the Asset Purchase Agreement. The Issuer received cash consideration of approximately $82 million in connection with the Transaction.

     Upon the closing of the Transaction, the Voting Agreement entered into among David Lockwood, Lockwood Fund LLC and Double C, dated as of January 14, 2005, terminated in accordance with its terms.

   Item 5. Interest in Securities of the Issuer.

     (a) As a result of the closing of the Transaction and termination of the Voting Agreement, Double C no longer has the right to vote or direct the voting of, and may no longer be deemed to be the beneficial owner of, the Shares that were subject to the Voting Agreement.

     (b) As a result of the closing of the Transaction and termination of the Voting Agreement, Double C no longer has the power to vote or to direct the voting of the Shares that were subject to the Voting Agreement.

     (e) As a result of the closing of the Transaction and termination of the Voting Agreement, as of April 7, 2005, the Reporting Persons may no longer be deemed to be the beneficial owners of more than five percent of the Shares of the Issuer.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Upon the closing of the Transaction, the Voting Agreement terminated in accordance with its terms.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2005

COMCAST CORPORATION

By:	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

Following is a list of the directors and executive officers of the Reporting Persons, setting forth the residence or business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Comcast Corporation, each individual’s business address is 1500 Market Street, Philadelphia, Pennsylvania 19102 and each individual is a citizen of the United States of America.

Directors and Executive Officers of Comcast Corporation:

Name	Residence or Business Address	Present Principal Occupation

Ralph J. Roberts*	Comcast Corporation	Chairman of the Executive and Finance
	1500 Market Street	Committee of the Board of Directors
Philadelphia, PA 19102

Brian L. Roberts*	Comcast Corporation	President, Chief Executive Officer and
	1500 Market Street	Chairman of the Board of Directors
Philadelphia, PA 19102

Stephen B. Burke	Comcast Corporation	Executive Vice President and Chief Operating
	1500 Market Street	Officer of Comcast Corporation
	Philadelphia, PA 19102	President of Comcast Cable Communications

John R. Alchin	Comcast Corporation	Executive Vice President, Co-Chief Financial
(Citizen of Australia)	1500 Market Street	Officer and Treasurer
Philadelphia, PA 19102

Lawrence S. Smith	Comcast Corporation	Executive Vice President and Co-Chief
	1500 Market Street	Financial Officer
Philadelphia, PA 19102

David L. Cohen	Comcast Corporation	Executive Vice President and Assistant
	1500 Market Street	Secretary
Philadelphia, PA 19102

Arthur R. Block	Comcast Corporation	Senior Vice President, General Counsel,
	1500 Market Street	Secretary and Assistant Treasurer
Philadelphia, PA 19102

Lawrence J. Salva	Comcast Corporation	Senior Vice President, Chief Accounting
	1500 Market Street	Officer and Controller
Philadelphia, PA 19102

S. Decker Anstrom*	Landmark Communications, Inc.	President and Chief Executive Officer of
	150 W. Brambleton Avenue	Landmark Communications, Inc.
Norfolk, VA 23510

C. Michael Armstrong*	699 Hollow Tree Ridge Road	Retired Chairman and Chief Executive Officer
	Darien, CT 06820	of AT&T Corp.
Retired Chairman of Comcast Corporation
Kenneth J. Bacon*	Fannie Mae	Interim Executive Vice President of Housing
	3900 Wisconsin Avenue, NW	and Community Development of Fannie Mae
Washington, DC 20016

Sheldon M. Bonovitz*	Duane Morris LLP	Chairman and Chief Executive Officer of
	4200 One Liberty Place	Duane Morris LLP
Philadelphia, PA 19103

Julian A. Brodsky*	Comcast Corporation	Non-Executive Vice Chairman of the Board of
	1500 Market Street	Directors
Philadelphia, PA 19102

Joseph L. Castle, II*	Castle Energy Corporation	Chairman and Chief Executive Officer of Castle
	One Radnor Corporate Center	Energy Corporation
Suite 250
100 Matsonford Road
Radnor, PA 19087

Joseph J. Collins*	155 Long Neck Point Road	Retired Chairman and Chief Executive Officer
	Darien, CT 06820	of Time Warner Cable

J. Michael Cook*	980 Lake Avenue	Retired Chairman and Chief Executive Officer
	Greenwich, CT 06831	of Deloitte & Touche LLP

Dr. Judith Rodin*	3101 Walnut Street	President of The Rockefeller Foundation
Philadelphia, PA 19014

Michael I. Sovern*	Sotheby’s Holdings, Inc.	Chairman of Sotheby’s Holdings, Inc.
1334 York Avenue
New York, NY 10021

* Director

Directors and Executive Officers of Comcast Holdings Corporation:

Name	Position	Present Principal Occupation

Brian L. Roberts	President, Chief Executive	President, Chief Executive Officer and
	Officer and Director	Chairman of the Board of Directors

John R. Alchin	Executive Vice President, Co-	Executive Vice President, Co-Chief Financial
(Citizen of Australia)	Chief Financial Officer and	Officer and Treasurer
Treasurer

Lawrence S. Smith	Executive Vice President, Co-	Executive Vice President and Co-Chief
	Chief Financial Officer and	Financial Officer
Director

Lawrence J. Salva	Senior Vice President, Chief	Senior Vice President, Chief Accounting Officer
	Accounting Officer and	and Controller
Controller

David L. Cohen	Executive Vice President,	Executive Vice President and Assistant
	Assistant Secretary and Director	Secretary

Arthur R. Block	Senior Vice President, General	Senior Vice President, General Counsel,
	Counsel, Secretary, Assistant	Secretary and Assistant Treasurer
Treasurer and Director

Directors and Executive Officers of Comcast Technology, Inc.:

Name	Position	Present Principal Occupation

James P. McCue	President and Director	President of Comcast Capital Corporation
1201 N. Market Street, Suite 1000
Wilmington, DE 19801

C. Stephen Backstrom	Vice President, Treasurer and	Vice President – Taxation
Director

Sandra W. Crowell	Assistant Treasurer, Assistant	Director of Treasury Operations of Comcast
	Secretary and Director	Capital Corporation
1201 N. Market Street, Suite 1000
Wilmington, DE 19801

William E. Dordelman	Vice President, Assistant	Vice President – Finance and Assistant
	Treasurer and Director	Treasurer

Rosemarie S. Teta	Vice President, Assistant	Vice President of Comcast Capital Corporation
	Treasurer, Assistant Secretary and	1201 N. Market Street, Suite 1000
	Director	Wilmington, DE 19801

Directors and Executive Officers of Comcast Cable Communications Holdings, Inc.:

Name	Position	Present Principal Occupation

Brian L. Roberts	Chairman	President, Chief Executive Officer and
Chairman of the Board of Directors

Stephen B. Burke	President	Executive Vice President and Chief Operating
Officer of Comcast Corporation
President of Comcast Cable Communications

John R. Alchin	Executive Vice President, Co-	Executive Vice President, Co-Chief Financial
(Citizen of Australia)	Chief Financial Officer and	Officer and Treasurer
Treasurer

Lawrence S. Smith	Executive Vice President, Co-	Executive Vice President and Co-Chief
	Chief Financial Officer and	Financial Officer
Director

David M. Fellows	Executive Vice President and	Executive Vice President and Chief Technology
	Chief Technology Officer	Officer of Comcast Cable Communications

Bradley P. Dusto	President – West Division	President – West Division of Comcast Cable
Communications

Stephen A. Burch	President – Atlantic Division	President – Atlantic Division of Comcast Cable
Communications

David A. Scott	President – Midwest Division	President – Midwest Division of Comcast Cable
Communications

John Ridall	President – Southern Division	President – Southern Division of Comcast Cable
Communications

Michael A. Doyle	President – Eastern Division	President – Eastern Division of Comcast Cable
Communications

Charles W. Thurston	President – Ad Sales	President – Ad Sales of Comcast Cable
Communications

David A. Juliano	President – Online and Voice	President – Online and Voice Services of
	Services	Comcast Cable Communications

David L. Cohen	Executive Vice President,	Executive Vice President and Assistant
	Assistant Secretary and Director	Secretary

Michael S. Tallent	Executive Vice President –	Executive Vice President – Administration and
	Administration and Finance	Finance of Comcast Cable Communications

Stephen E. Silva	Executive Vice President –	Executive Vice President – Business
	Business Development	Development of Comcast Cable
Communications
David N. Watson	Executive Vice President –	Executive Vice President – Operations of
	Operations	Comcast Cable Communications

Madison E. Bond	Executive Vice President – Cable	Executive Vice President – Cable Programming
	Programming	of Comcast Cable Communications

Amy L. Banse	Executive Vice President –	Executive Vice President – Content
	Content Development	Development of Comcast Cable
Communications
Arthur R. Block	Senior Vice President, Assistant	Senior Vice President, General Counsel,
	Treasurer, Secretary and Director	Secretary and Assistant Treasurer

D. Douglas Gaston	Senior Vice President, General	Senior Vice President, General Counsel and
	Counsel and Assistant Secretary	Assistant Secretary of Comcast Cable
Communications
Ernest A. Pighini	Senior Vice President and	Senior Vice President and Controller of
	Controller	Comcast Cable Communications

Executive Officers of Comcast of Michigan, LLC:

Name	Position	Present Principal Occupation

Brian L. Roberts	Chairman	President, Chief Executive Officer and
Chairman of the Board of Directors

Stephen B. Burke	President	Executive Vice President and Chief Operating
Officer of Comcast Corporation
President of Comcast Cable Communications

John R. Alchin	Executive Vice President, Co-	Executive Vice President, Co-Chief Financial
(Citizen of Australia)	Chief Financial Officer and	Officer and Treasurer
Treasurer

Lawrence S. Smith	Executive Vice President and Co-	Executive Vice President and Co-Chief
	Chief Financial Officer	Financial Officer

David M. Fellows	Executive Vice President and	Executive Vice President and Chief Technology
	Chief Technology Officer	Officer of Comcast Cable Communications

David A. Scott	President – Midwest Division	President – Midwest Division of Comcast Cable
Communications

David L. Cohen	Executive Vice President and	Executive Vice President and Assistant
	Assistant Secretary	Secretary

Michael S. Tallent	Executive Vice President –	Executive Vice President – Administration and
	Administration and Finance	Finance of Comcast Cable Communications

Stephen E. Silva	Executive Vice President –	Executive Vice President – Business
	Business Development	Development of Comcast Cable
Communications

David N. Watson	Executive Vice President –	Executive Vice President – Operations of
	Operations	Comcast Cable Communications

Madison E. Bond	Executive Vice President – Cable	Executive Vice President – Cable Programming
	Programming	of Comcast Cable Communications

Amy L. Banse	Executive Vice President –	Executive Vice President – Content
	Content Development	Development of Comcast Cable
Communications

Arthur R. Block	Senior Vice President, Assistant	Senior Vice President, General Counsel,
	Treasurer and Secretary	Secretary and Assistant Treasurer

D. Douglas Gaston	Senior Vice President, General	Senior Vice President, General Counsel and
	Counsel and Assistant Secretary	Assistant Secretary of Comcast Cable
Communications

Ernest A. Pighini	Senior Vice President and	Senior Vice President and Controller of
	Controller	Comcast Cable Communications

Executive Officers of Comcast MO of Delaware, LLC and Comcast STB Software LIB, LLC:

Name	Position	Present Principal Occupation

Brian L. Roberts	Chairman	President, Chief Executive Officer and
Chairman of the Board of Directors

Stephen B. Burke	President	Executive Vice President and Chief Operating
Officer of Comcast Corporation
President of Comcast Cable Communications

John R. Alchin	Executive Vice President, Co-	Executive Vice President, Co-Chief Financial
(Citizen of Australia)	Chief Financial Officer and	Officer and Treasurer
Treasurer

Lawrence S. Smith	Executive Vice President and Co-	Executive Vice President and Co-Chief
	Chief Financial Officer	Financial Officer

David M. Fellows	Executive Vice President and	Executive Vice President and Chief Technology
	Chief Technology Officer	Officer of Comcast Cable Communications

David L. Cohen	Executive Vice President and	Executive Vice President and Assistant
	Assistant Secretary	Secretary

Michael S. Tallent	Executive Vice President –	Executive Vice President – Administration and
	Administration and Finance	Finance of Comcast Cable Communications

Stephen E. Silva	Executive Vice President –	Executive Vice President – Business
	Business Development	Development of Comcast Cable
Communications

David N. Watson	Executive Vice President –	Executive Vice President – Operations of
	Operations	Comcast Cable Communications

Madison E. Bond	Executive Vice President – Cable	Executive Vice President – Cable Programming
	Programming	of Comcast Cable Communications

Amy L. Banse	Executive Vice President –	Executive Vice President – Content
	Content Development	Development of Comcast Cable
Communications

Arthur R. Block	Senior Vice President, Assistant	Senior Vice President, General Counsel,
	Treasurer and Secretary	Secretary and Assistant Treasurer

D. Douglas Gaston	Senior Vice President, General	Senior Vice President, General Counsel and
	Counsel and Assistant Secretary	Assistant Secretary of Comcast Cable
Communications

Ernest A. Pighini	Senior Vice President and	Senior Vice President and Controller of
	Controller	Comcast Cable Communications

Directors and Executive Officers of Comcast MO Group, Inc.:
Name	Position	Present Principal Occupation

Brian L. Roberts	Chairman	President, Chief Executive Officer and
Chairman of the Board of Directors

Stephen B. Burke	President	Executive Vice President and Chief Operating
Officer of Comcast Corporation
President of Comcast Cable Communications

John R. Alchin	Executive Vice President, Co-	Executive Vice President, Co-Chief Financial
(Citizen of Australia)	Chief Financial Officer and	Officer and Treasurer
Treasurer

Lawrence S. Smith	Executive Vice President, Co-	Executive Vice President and Co-Chief
	Chief Financial Officer and	Financial Officer
Director

David M. Fellows	Executive Vice President and	Executive Vice President and Chief Technology
	Chief Technology Officer	Officer of Comcast Cable Communications

David L. Cohen	Executive Vice President,	Executive Vice President and Assistant
	Assistant Secretary and Director	Secretary

Michael S. Tallent	Executive Vice President –	Executive Vice President – Administration and
	Administration and Finance	Finance of Comcast Cable Communications

Stephen E. Silva	Executive Vice President –	Executive Vice President – Business
	Business Development	Development of Comcast Cable
Communications

David N. Watson	Executive Vice President –	Executive Vice President – Operations of
	Operations	Comcast Cable Communications

Madison E. Bond	Executive Vice President – Cable	Executive Vice President – Cable Programming
	Programming	of Comcast Cable Communications

Amy L. Banse	Executive Vice President –	Executive Vice President – Content
	Content Development	Development of Comcast Cable
Communications

Arthur R. Block	Senior Vice President, Assistant	Senior Vice President, General Counsel,
	Treasurer, Secretary and Director	Secretary and Assistant Treasurer

D. Douglas Gaston	Senior Vice President, General	Senior Vice President, General Counsel and
	Counsel and Assistant Secretary	Assistant Secretary of Comcast Cable
Communications

Ernest A. Pighini	Senior Vice President and	Senior Vice President and Controller of
	Controller	Comcast Cable Communications

Directors and Executive Officers of Comcast of Georgia, Inc.:
Name	Position	Present Principal Occupation

Brian L. Roberts	Chairman	President, Chief Executive Officer and
Chairman of the Board of Directors

Stephen B. Burke	President	Executive Vice President and Chief Operating
Officer of Comcast Corporation
President of Comcast Cable Communications

John R. Alchin	Executive Vice President , Co-	Executive Vice President, Co-Chief Financial
(Citizen of Australia)	Chief Financial Officer and	Officer and Treasurer
Treasurer

Lawrence S. Smith	Executive Vice President and Co-	Executive Vice President and Co-Chief
	Chief Financial Officer	Financial Officer

David M. Fellows	Executive Vice President and	Executive Vice President and Chief Technology
	Chief Technology Officer	Officer of Comcast Cable Communications

Stephen A. Burch	President – Atlantic Division	President – Atlantic Division of Comcast Cable
Communications

John Ridall	President – Southern Division	President – Southern Division of Comcast Cable
Communications

David L. Cohen	Executive Vice President and	Executive Vice President and Assistant
	Assistant Secretary	Secretary

Michael S. Tallent	Executive Vice President –	Executive Vice President – Administration and
	Administration and Finance	Finance of Comcast Cable Communications

Stephen E. Silva	Executive Vice President –	Executive Vice President – Business
	Business Development	Development of Comcast Cable
Communications

David N. Watson	Executive Vice President –	Executive Vice President – Operations of
	Operations	Comcast Cable Communications

Madison E. Bond	Executive Vice President – Cable	Executive Vice President – Cable Programming
	Programming	of Comcast Cable Communications

Amy L. Banse	Executive Vice President –	Executive Vice President – Content
	Content Development	Development of Comcast Cable
Communications

Arthur R. Block	Senior Vice President, Assistant	Senior Vice President, General Counsel,
	Treasurer, Secretary and Director	Secretary and Assistant Treasurer

D. Douglas Gaston	Senior Vice President, General	Senior Vice President, General Counsel and
	Counsel and Assistant Secretary	Assistant Secretary of Comcast Cable
Communications

Ernest A. Pighini	Senior Vice President and	Senior Vice President and Controller of
	Controller	Comcast Cable Communications

Directors and Executive Officers of Double C Technologies, LLC:

Name	Position	Present Principal Occupation

Stephen E. Silva	Chairman and Director	Executive Vice President – Business
Development of Comcast Cable
Communications

Robert S. Pick	Director	Senior Vice President – Corporate Development
of Comcast Corporation

David M. Fellows	Director	Executive Vice President and Chief Technology
Officer of Comcast Cable Communications

Mark E. Hess	Director	Senior Vice President – Digital Television of
Comcast Cable Communications

Dallas S. Clement	Director	Senior Vice President, Strategy and
Development
Cox Communications, Inc.
1400 Lake Hearn Drive, N.E.
Atlanta, GA 30319

Stephen K. Necessary	Director	Vice President, Video Product Development
Cox Communications, Inc.
1400 Lake Hearn Drive, N.E.
Atlanta, GA 30319

Neil Heller	President	Vice President – New Business Initiatives and
Operations of Comcast Cable Communications

John R. Alchin	Executive Vice President and	Executive Vice President, Co-Chief Financial
(Citizen of Australia)	Treasurer	Officer and Treasurer of Comcast Corporation

Lawrence S. Smith	Executive Vice President	Executive Vice President and Co-Chief
Financial Officer of Comcast Corporation

David M. Fellows	Executive Vice President	Executive Vice President and Chief Technology
Officer of Comcast Cable Communications

David L. Cohen	Executive Vice President and	Executive Vice President and Assistant
	Assistant Secretary and Director	Secretary of Comcast Corporation

Michael S. Tallent	Executive Vice President –	Executive Vice President – Administration and
	Administration and Finance	Finance of Comcast Cable Communications

David N. Watson	Executive Vice President –	Executive Vice President – Operations of
	Operations	Comcast Cable Communications

Arthur R. Block	Senior Vice President, Secretary	Senior Vice President, General Counsel,
	and Assistant Treasurer	Secretary and Assistant Treasurer of Comcast
Corporation

D. Douglas Gaston	Senior Vice President, General	Senior Vice President, General Counsel and
	Counsel and Assistant Secretary	Assistant Secretary of Comcast Cable
Communications

Ernest A. Pighini	Senior Vice President and	Senior Vice President and Controller of
	Controller	Comcast Cable Communications